Convergex Execution Solutions LLC

Notes to Statement of Financial Condition

December 31, 2016

1. Organization and Description of Business

Convergex Execution Solutions LLC (the "Company") is a registered securities broker-dealer that specializes in execution solutions for market participants that includes equities, U.S. listed options, fixed income, futures, prime introduced brokerage and commission management services. Equities are offered to market participants for listed equity securities in over one hundred market centers worldwide. In addition, the Company provides a comprehensive suite of execution and clearing services for market participants. The Company's institutional clients include banks, investment managers, hedge funds, corporations, plan sponsors, broker-dealers, family offices, and financial intermediaries. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the National Futures Association ("NFA"), as well as exchanges and other self-regulatory organizations. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 ("Exchange Act of 1934"). The Company is also registered as an introducing broker with the U.S. Commodity Futures Trading Commission ("CFTC") under the Commodity Exchange Act of 1936. FINRA serves as the Company's Designated Examining Authority.

The Company is a wholly owned subsidiary of Convergex Group LLC ("Group"). Convergex Holdings, LLC ("Holdings") owns 99% of the membership interests in Group, while funds managed by GTCR, LLC ("GTCR"), a private equity firm, own the remaining membership interests in Group (together Holdings and Group are referred to as "Convergex"). Holdings is owned by GTCR-controlled funds, a subsidiary of the Bank of New York Mellon Corporation ("BNY Mellon"), certain members of management, and more than 200 current and former directors and employees.

2. Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts in the financial statements and the accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments may include demand deposits, money market accounts, and U.S. Treasury bills.

Cash and Securities Segregated In Compliance with Federal Regulations and Other Restricted Deposits

Cash and securities segregated in compliance with federal regulations and other restricted deposits consist of cash deposited in a special bank account for the benefit of customers under SEC Rule 15c3-3 and cash held in accounts designated as Special Reserve Bank Accounts for Proprietary Accounts of Broker-Dealers (PAB) (Note 10).

Deposits With Clearing Organizations

Under the terms of the agreements between the Company and some of its clearing organizations and banks, balances owed to clearing organizations are collateralized by certain of the Company's cash and securities balances (Note 4).

Securities Transactions

Securities transactions are recorded on a trade date basis. Receivables from brokers, dealers, and clearing organizations include amounts receivable for fails to deliver, cash deposits for securities borrowed plus the related interest receivable, amounts receivable from clearing organizations, and commissions receivable from broker dealers. The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as non-standard settlements requested by a customer or a fail to receive, or to facilitate securities lending to customers. Securities borrowed transactions require the Company to deposit cash with the lender, and are recorded at the value of the cash advanced to the lender. The cash advanced to the lender is equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the cash advanced, as appropriate (Note 5).

Receivables from customers consist of amounts owed by customers relating to securities transactions not completed on settlement date, commissions receivable from customers, and

2. Significant Accounting Policies (continued)

Securities Transactions (continued)

receivables arising from the prepayment of a Commission Sharing Agreement ("CSA"), net of an allowance for doubtful accounts. A prepaid CSA is established for research related disbursements in advance of anticipated customer commission volumes. Such receivables may not be evidenced by contractual obligations (Note 5).

Securities held by the Company and intended for settlement against customer orders are held as collateral for customer receivables. Securities owned by customers, including those that collateralize margin, are not reflected as assets of the Company in the financial statements.

Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive, cash received for securities loaned plus the related interest payable, and amounts payable to broker-dealers and clearing organizations on open transactions. The Company typically loans securities in order to fund non-standard settlements requested by a customer, satisfy fails to receive, assist clients in fulfilling regulatory requirements in connection with their short sales, and facilitate securities borrowing from customers. Typically, in a securities loaned transaction, the Company receives cash that is greater than or equal to the market value of the securities loaned. Securities loaned transactions are recorded at the value of the cash received by the Company. The Company monitors the fair value of the securities loaned on a regular basis and adjusts the cash received, as appropriate. Interest on securities loaned transactions is included in interest expense on the statement of operations (Note 5).

For financial statement purposes, we do not offset our securities borrowing or securities lending transactions because the conditions for netting as specified by U.S. GAAP are not met. Our securities borrowing and securities lending transactions are governed by master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction.

Payables to customers primarily consist of amounts owed to customers relating to securities transactions not completed on settlement date (Note 5).

2. Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the financial statements for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms of cash equivalents. Securities owned and securities sold short not yet purchased are recorded on a trade date basis and reported at quoted market prices for identical assets or liabilities in active markets.

Other Assets

Other assets consist primarily of securities owned, prepaid expenses, goodwill, receivables from affiliates for management and technical services (Note 7) or expenses the Company paid on behalf of related parties, and other miscellaneous receivables.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and fifteen years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use (ASC 350-40 Internal Use Software). Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software ranging from one to ten years. The Company evaluates internally developed software for impairment on at least an annual basis and whenever changes in circumstances indicate impairment could exist.

2. Significant Accounting Policies (continued)

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of securities sold not yet purchased, accrued bonuses, incentives and other employee benefit expenses, accrued expenses, accounts payable, payables to related parties for management and technical services (Note 7) or expenses affiliates have paid on behalf of the Company, and other miscellaneous liabilities.

Other Expenses

Other expenses on the statement of operations primarily include insurance, loss on the disposal of assets, and other administrative expenses.

Income Taxes

The Company is a single member limited liability company and, as such, is disregarded for federal, state and local income tax purposes. The Company has recorded its apportioned share of state and local income taxes, including the New York City unincorporated business tax, pursuant to a tax sharing agreement ("TSA") between Group and the Company. Group, as the taxpayer of record, is responsible for payment of taxes to New York City for unincorporated business tax. The tax provision for the Company has been computed in accordance with the TSA. There is no provision for federal income tax because the Company's single member, Group, which is a limited liability company, is a partnership for U.S. tax purposes. A partnership is generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes. For federal and state income tax purposes, the members of Group are responsible for reporting their allocable share of the Company's income, gain, losses, deductions and credits on their tax returns. The Company is also subject to other miscellaneous state taxes, which totaled $69,109 for 2016, and are included in other expenses on the statement of operations. The effective tax rate differs from the statutory rate due to the apportioned amount of income to New York City.

In accordance with ASC 740 (Income Taxes), an entity is permitted to recognize the benefits of an uncertain tax position only when the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be

2. Significant Accounting Policies (continued)

Income Taxes (continued)

realized upon ultimate settlement. The Company's policy is to treat interest related to income tax matters and uncertain tax positions as a component of unincorporated business tax on the statement of operations. In 2016, the Company reached an agreement with New York City to settle pending litigation. The Company reflected $1,298,618 of unrecognized tax benefits at time of the agreement and $990,897 of related accrued interest. The Company paid $564,475 in taxes and $428,996 in related interest to settle the matter with New York City.

Derivatives

The Company utilizes foreign exchange forward contracts from time to time to reduce its exposure to fluctuations in foreign exchange rates. These instruments are recorded at fair value based on industry standard pricing services. Gains and losses on these contracts are recorded on a trade date basis and are included in other income, net on the statement of operations. As of Decemeber 31, 2016, the notional value of the foreign exchange forward contracts was $805,495. The fair value of these outstanding foreign exchange forward contracts entered into with third parties was $813,482. The Company recorded a net gain of $33,063 on foreign exchange forward contracts on the statement of operations for the year ended December 31, 2016.

Foreign Currency Gains and Losses

The Company uses the U.S. dollar as its functional currency. Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition, and revenues and expenses are translated at average rates of exchange during the fiscal year.

Recently Issued Accounting Pronouncements

ASU 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), provides principles that govern the recognition of revenue at an amount an entity expects to be entitled to when goods or services are promised to customers. ASU 2014-09 is effective for annual reporting

2. Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

periods beginning after December 15, 2017 and early adoption is permitted. Subsequently, ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations ("ASU 2016-08"); ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing ("ASU 2016-10"); and ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients ("ASU 2016-12"). The Company must adopt ASU 2016-08, ASU 2016-10 and ASU 2016-12 with ASU 2014-09 (collectively, the "new revenue standards"). The Company is currently assessing the future impact these standards will have on the Company's financial statements.

ASU 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclousres ("ASU 2014-11"), which amends the accounting guidance for certain repurchase agreement transactions and repurchase agreements executed as repurchase financings and requires enhanced disclosures. The impact of adopting this ASU did not have a material impact on the Company's statement of financial condition. See the Repurchase Agreements and Securities Lending section in Note 14 for the related disclosures required by the ASU.

ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"), provides guidance for management to evaluate whether there is a substantial doubt about an entity's going concern and to provide related footnote disclosures. In connection with preparing financial statements for each reporting period, an entity's management should evaluate whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. The adoption of this ASU did not have a material impact on the Company's financial statements.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. ASC 820 (Fair Value Measurement) defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

3. Financial Instruments (continued)

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets. Level 1 financial instruments consist of securities owned and securities sold not yet purchased and consist of US equity securities positions temporarily held by the Company that result from the normal course of agency brokerage.

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured.

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

Other financial instruments are recorded by the Company at contract amounts, which approximate fair value and include cash (Level 1); receivables from and payables to brokers, dealers, and clearing organizations (Level 2); deposits with clearing organizations; and receivables from and payables to customers (Level 2). These financial instruments are considered to approximate their carrying amounts because they have limited counterparty credit risk, are short-term, or bear interest at market rates and, accordingly, are carried at amounts which are reasonable estimates of fair value.

There were no transfers among Levels during the year for both financial instruments carried at fair value and not carried at fair value.

4. Deposits With Clearing Organizations

The Company has a total of $65,104,075 in deposit accounts with clearing agents that could be used as collateral to offset losses incurred by the clearing agents, on behalf of the Company's activities, if such losses occur.

5. Receivables and Payables

Receivables From, and Payables to, Brokers, Dealers and Clearing Organizations

At December 31, 2016, amounts receivable from and payable to brokers, dealers and clearing organizations include:

Receivables:	
Securities borrowed	$ 356,432,712
Securities failed to deliver	24,385,258
Clearing organizations	22,507,894
Commissions receivable	11,424,896
Broker-dealers	3,839,271
Interest receivable	731,714
Allowance for doubtful accounts	(126,769)
Total receivables	$ 419,194,976
Payables:	
Securities loaned	$ 379,968,893
Broker-dealers	30,750,498
Securities failed to receive	25,994,032
Clearing organizations	9,634,117
Interest payable	573,405
Total payables	$ 446,920,945

Receivables From, and Payables to, Customers

Receivable from and payables to customers include amount due on cash and margin transactions, fees and commissions receivable.

6. Fixed Assets

At December 31, 2016, fixed assets were comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Internally developed software	$ 51,899,944	$ (36,241,874)	$ 15,658,070
Computer hardware	23,497,061	(19,417,381)	4,079,680
Purchased software	4,220,743	(2,357,177)	1,863,566
Furniture and equipment	1,473,233	(857,117)	616,116
Total	$ 81,090,981	$ (58,873,549)	$ 22,217,432

Included in computer hardware and the related accumulated depreciation are $5,460,664 and $4,264,631 respectively, related to assets acquired under capital lease arrangements. Included in the statement of operations is $652,382 of depreciation expense related to these capital leases.

Included in accrued compensation and other liabilities on the financial statements are remaining principal payments due under capital lease obligations: $718,938 due in 2017 and $433,684 due in 2018.

The Company capitalized $1,988,559 of internally developed software costs in 2016. In addition, the Company purchased $3,946,755 of internally developed software from Group for development work Group employees performed on behalf of the Company. Included within depreciation and amortization on the statement of operations is $5,940,719 of amortization related to internally developed software.

7. Related-Party Transactions

In the normal course of business, the Company enters into related party transactions with affiliates, including Convergex and certain other affiliated entities.

The Company provides trade execution and clearing services to BNY Mellon and certain of its subsidiaries, including Pershing LLC ("Pershing"), an indirect wholly owned subsidiary of BNY Mellon. Pershing provides execution and clearing services to the Company. The Company also utilizes BNY Mellon to process certain ADR transactions in which the Company collects a fee from the customer and is charged a corresponding transactional expense. As part of its daily operations, the Company enters into securities borrowed and securities loaned transactions with BNY Mellon, Pershing and certain subsidiaries of BNY Mellon and Pershing.

The Company maintains uncommitted line of credit agreements with certain affiliates (see Note 9). The Company also maintains a separate borrowing facility with BNY Mellon under a subordinated agreement (see Note 8).

The Company and several entities that are under common control with the Company are party to an agreement permitting the Group to allocate a portion of its net New York City lease commitment to each entity, based on the portion that each entity is permitted to use and occupy as determined by the Group. The lease agreement expires in June 2019.

The Company has a commission sharing agreement with WRA, a wholly owned subsidiary of Group. The Company remits to WRA a portion of commissions generated from trades executed for soft dollar credit as part of the commission sharing agreement.

The Company provides execution and clearing services to Convergex Limited ("Limited"), a wholly owned subsidiary of Group, on a fully disclosed basis.

The Company receives certain management, administrative, and technical services from Group and Limited.

Notes to Statement of Financial Condition (continued)

7. Related-Party Transactions (continued)

The following table sets forth the Company's related-party assets and liabilities as of December 31, 2016:

As of December 31, 2016	BNY Mellon		Pershing	Group	WRA	Other Affiliates	Total
Assets							
Receivables from brokers, dealers and clearing organizations, net of allowance	$	- $	11,644,600 $	- $	- $	- $	11,644,600
Deposits with clearing organizations		-	1,500,000				1,500,000
Other assets		-	87,066	-	-	162,188	249,254
Total assets	$	- $	13,231,666 $	- $	- $	162,188 $	13,393,854
Liabilities							
Payables to brokers, dealers and clearing organizations	$	- $	26,923,100 $	- $	- $	- $	26,923,100
Accrued compensation and other liabilities		-	-	10,795,510	461,300	2,227	11,259,037
Subordinated Liabilities	10,000,000		-	-	-	-	10,000,000
Total liabilities	$	10,000,000 $	26,923,100 $	10,795,510 $	461,300 $	2,227 $	48,182,137

8. Subordinated Liabilities

The Company maintains a separate $10,000,000 floating rate revolving term subordinated note with BNY Mellon that matures on December 18, 2017. The subordinated borrowing facility has an interest rate of LIBOR plus 6.00%, or the alternative base rate "ABR" plus 4.75%. In addition, this subordinated borrowing facility has an annual commitment fee of 0.50% on the unutilized amount of the note which is payable quarterly. The subordinated borrowing facility is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowing facility was fully drawn as of December 31, 2016.

As of December 31, 2016 a payable of $281,364 was included, net of other receivables from BNY Mellon, in other assets on the financial statements.

9. Financing Arrangements

The Company enters into secured and unsecured borrowing agreements to obtain funding necessary to cover daily securities settlements with clearing corporations. Funding is required for unsettled customer delivery versus payment and riskless principal transactions, as well as to meet deposit requirements with clearing organizations. Secured financing arrangements are collateralized by the unsettled customer securities.

Notes to Statement of Financial Condition (continued)

9. Financing Arrangements (continued)

The Company maintains uncommitted financing arrangements with affiliates and non-affiliates, the details of which are summarized below as of December 31, 2016. All non-affiliated arrangements are with large financial institutions.

	Maturity Date	Rate	Total Amount Available	Amount Outstanding
Affiliates				
Unsecured				
BNY Mellon	None	Various + 2%	$ 15,000,000	–
Group	None	Fed funds effective rate plus 2 %	15,000,000	–
WRA	None	Fed funds effective rate plus 2 %	1,000,000	–
Convergex Solutions LLC	None	Fed funds effective rate plus 2 %	1,000,000	–
Convergex Prime Services LLC	None	Fed funds effective rate plus 2 %	700,000	–
Secured				
BNY Mellon	None	Rate set by Bank	100,000,000	–
BNY Mellon	None	Various + 2.25%	125,000,000	–
Total affiliates			257,700,000	–
Non-affiliates				
Secured	August 31, 2017	Libor + 0.75%	50,000,000	–
Secured	July 18, 2017	Fed funds effective rate plus 1%	75,000,000	–
Secured	None	Fed funds effective rate plus 1%	100,000,000	–
Unsecured	July 1,2017	Fed funds effective rate plus 2.5%	30,000,000	
Total non-affiliates			255,000,000	–
Total			$ 512,700,000	–

Included in interest expense on the statement of operations is $207,344 of expense related to periodic utilizations of the lines with non-affiliate borrowings. As of December 31, 2016, interest payable of $25,000 related to these borrowings was included in accrued compensation and other liabilities on the financial statements.

10. Regulatory Requirements

The Company is subject to Rule 15c3-1 and CFTC Regulation 1.17 ("Regulation 1.17"). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. Regulation 1.17 requires the Company to maintain net capital equal to or in excess of $45,000 or the amount of net capital required by Rule 15c3-1, whichever is greater. At December 31, 2016, the Company had excess net capital of $87,888,842 and its net capital requirement was $1,003,041. In accordance with the requirements of SEC Rule 15c3-3, the Company had segregated $22,027,467 of cash in a special bank account for the benefit of customers at December 31, 2016, while its required deposit was $9,017,471.

The Company is also subject to Options Clearing Corporation ("OCC") Rule 302 which requires maintenance of net capital equal to the greater of $2,000,000 or 2 percent of aggregate debt items. At December 31, 2016, the Company had $85,888,842 of net capital in excess of this minimum requirement.

Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

As a clearing broker-dealer, the Company is required to compute a reserve requirement for PAB, as defined in Rule 15c3-3. The PAB calculation is completed to allow each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2016, the Company had $24,794,572 of cash on deposit in special reserve bank accounts for PAB, which was in excess of its required deposit of $19,967,125.

11. Commitments and Contingencies

As is typical of most registered broker-dealers, the Company receives both routine and non-routine regulatory inquiries relating to its business lines or clients, and is involved in various claims and lawsuits from time to time. The SEC, FINRA, other SROs and certain other regulatory bodies, such as state securities commissions and foreign regulators, promulgate and enforce numerous rules and regulations that impact the Company's business. As a registered broker-dealer, the Company is subject, on an ongoing basis, to compliance examinations and inquiries by regulators, some of which may result in the imposition of fines and/or sanctions. Moreover, the Company currently is subject to certain inquiries and investigations, none of which relates to regulatory and financial reporting. The Company believes that none of these inquiries will, when concluded, have a material negative impact on the Company's financial condition or results of operations.

In December 2013, the Company and several other Convergex entities were named in a lawsuit filed in the United States District Court for the Southern District of New York. The lawsuit was a purported class action brought on behalf of all participants, beneficiaries and named fiduciaries of ERISA plans affected by net trading by the Company's former affiliate in Bermuda, Convergex Global Markets Limited, from 2006 to 2011. The lawsuit alleged breach of fiduciary duty and prohibited transactions under ERISA. The Company believed that it had numerous defenses to these claims, and the defendants filed a motion to dismiss the complaint in March 2014. Thereafter, an amended complaint was filed in April 2014, with an additional named plaintiff but setting forth the same essential facts and causes of action as in the original complaint. The defendants filed a motion to dismiss and for summary judgment on June 9, 2014. In June 2015, the claims asserted on behalf of the second plaintiff who had been added in the amended complaint were voluntarily withdrawn without prejudice, and the plaintiff filed a brief in opposition to defendants' dispositive motion. By Order dated February 17, 2016, the Court granted Convergex's motion to dismiss and dismissed the complaint with prejudice. The dismissal of this lawsuit is now the subject of an appeal filed by plaintiff before the Court of Appeals for the Second Circuit. The Company believes that no actions, other than the matter described above, depart from the customary litigation or regulatory inquiries incidental to its business.

12. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the retirement savings plan of Convergex. This plan has two components, a defined contribution profit sharing plan and a 401(k) program. For the year ended December 31, 2016,

12. Retirement Savings Plan (continued)

the Company expensed $157,308 for the 401(k) program in compensation and benefits on the statement of operations.

13. Deferred Compensation

Convergex provides a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Employees who meet the required 40 months of service, including the year for which the award was granted, are vested and paid at the end of that period. Compensation expense is accrued ratably over that period. As part of the programs, employees can elect to index their deferral to various investment options. Payments to the employees are made on the payment date in the amount of the initial award adjusted by the percentage change in value of any elected investment options. In order to hedge the risk associated with changes in the amounts due to employees upon vesting, Group may purchase investments similar to the elected options. The plan had no material effect on the Company's financial position in 2016. Including the performance of the employees' investment elections to date, the Company plans to make payments related to these deferred bonus programs of $2,943,076 in 2017, $4,251,835 in 2018 and $3,086,645 in 2019. The total compensation cost related to unvested awards not expensed is $4,660,241, which the Company plans to recognize over the remaining vesting period which is a maximum of 40 months.

14. Off-Balance-Sheet Credit Risk

Customer Activities and Credit Risk

In securities transactions, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

14. Off-Balance-Sheet Credit Risk (continued)

Customer Activities and Credit Risk (continued)

In margin transactions, the Company extends credit to clients collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company typically enters into securities lending transactions in order to fund non-standard settlements and to earn residual interest rate spreads. Under these transactions, the Company receives cash collateral.Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. The Company mitigates the risk of the counterparty not returning the loaned securities by monitoring the market values daily and requiring additional cash as collateral when necessary, and when applicable, participating in a risk-sharing program offered through the OCC.. At December 31, 2016, the Company had gross obligations relating to securities loaned of $365,607,905 of which cash collateral totaling $379,968,893 was received. These securities loaned are domestic equities that have no contractual maturity and may be recalled on demand at any time, subject to a three day notice period.

In the normal course of business, the Company obtains securities under securities borrowed, resale agreements, and custody agreements on terms which permits the Company to repledge or resell the securities to others. At December 31, 2016, the Company had borrowed securities of $366,333,864 of which cash collateral totaling $356,432,712 was given to counterparties and additional collateral of $24,256,800 was held in the Company's reserve bank, included on the statement of financial condition in cash segregated in compliance with federal regulations.

14. Off-Balance-Sheet Credit Risk (continued)

Guarantees

The Company provides access to execution venues for certain customers via sponsored line agreements. These customers transmit non-solicited trade orders directly to the execution venue. The Company monitors the activity but does not have the ability to stop the activity, and is therefore exposed to risk of loss should the customer not meet its obligations. The Company is billed for activity flowing through these lines, and is reimbursed by the client. The Company is exposed to credit risk in the event that the client is unable to fulfill its obligations with respect to these charges. The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any material losses in such accounts and does not believe it is exposed to significant credit risks.

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk of the position to the changes in the market value of the security through settlement date. At December 31, 2016, there were no amounts to be indemnified to these clearing brokers pursuant to these agreements.

15. Subsequent Events

On December 24, 2016 Holdings entered into an Asset Purchase Agreement with Dash Financial LLC ("Dash"), whereby Dash agreed to purchase the assets of the options trading and technology business from the Company. The transaction is expected to close March 1, 2017, and the Company will contribute those certain assets to Group to be sold to Dash.

The Company has evaluated all other subsequent events through the date of issuance of the financial statements and has determined that no other subsequent events have occurred that would require disclosure in the financial statements.